SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Report on Form 6-K dated For the month of  August, 2007

VOTORANTIM PULP and PAPER INC.
(Translation of Registrant’s Name Into English)

Alameda Santos, 1357 - 8° andar
01419-908, São Paulo, SP, Brazil
(Address of principal executive offices)

          (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F	☒	Form 40-F	☐

          (Indicate by check whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	☐	No	☒

          (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b);82-             )

VOTORANTIM CELULOSE E PAPEL S.A.
Corporate Taxpayer Registration Number (CNPJ/MF) 60.643.228/0001-21
Company Register Identification Number (NIRE) 35.300.022.807
Publicly-Held Company.

MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS,
HELD ON AUGUST 1st, 2007

Date, Time and Place: The Board of Directors of VOTORANTIM CELULOSE E PAPEL S.A. held a meeting at the registered office of the Company on this August 1st, 2007, at 10:00 a.m. ATTENDANCE: According to the Bylaws, Messrs. José Roberto Ermírio de Moraes, Fabio Ermírio de Moraes, Carlos Ermírio de Moraes, Clóvis Ermírio de Moraes Scripilliti, and José Luciano Duarte Penido - Directors. Board: as Chairperson: José Roberto Ermírio de Moraes; and as Secretary: Eduardo Lavini Russo. Agenda: a) As part of the reorganization of the business of its subsidiary Ripasa S.A Celulose e Papel, to deliberate on the approval, at General Special Meetings and at a Meeting of the Board of Directors of its subsidiary Ripasa S.A Celulose e Papel (“Ripasa”), of the following: (i) the ownership interest of Ripasa as shareholder of ÁGUA FRIA COMERCIAL DE PAPEL S.A. and ARIEMIL COMERCIAL DE PAPEL S.A.; (ii) the payment in full of the capital of ARIEMIL COMERCIAL DE PAPEL S.A. and ÁGUA FRIA COMERCIAL DE PAPEL S.A. upon the assignment, by Ripasa, of all assets, rights and obligations of its manufacturing facilities located in Limeira and Cubatão; (iii) the reduction of the capital stock of Ripasa; and (iv) the sale of the common shares of ÁGUA FRIA COMERCIAL DE PAPEL S.A. and ARIEMIL COMERCIAL DE PAPEL S.A. to MD PAPÉIS LTDA. for the amount, in Brazilian Reals, for VCP, of Thirty Two Million and Five Hundred Thousand US Dollars (USD 32,500,000.00), and b) to deliberate on vesting the Board of Executive Officers with authority to perform all acts and sign any documents as may be necessary for the consummation of the said transaction.

Resolutions Unanimously Taken: a) As part of the reorganization of the business of its subsidiary Ripasa S.A. Celulose e Papel, it is hereby approved that the following transaction is consummated at General Special Meetings and at a Meeting of the Board of Directors of its subsidiary Ripasa S.A Celulose e Papel (“Ripasa”): (i) the ownership interest of Ripasa as shareholder of ÁGUA FRIA COMERCIAL DE PAPEL S.A. and ARIEMIL COMERCIAL DE PAPEL S.A.; (ii) the payment in full of the capital of ARIEMIL COMERCIAL DE PAPEL S.A. and ÁGUA FRIA COMERCIAL DE PAPEL S.A. upon the assignment, by Ripasa, of all assets, rights and obligations of its manufacturing facilities located in Limeira and Cubatão; (iii) the reduction of the capital stock of Ripasa; and (iv) the sale of the common shares of ÁGUA FRIA COMERCIAL DE PAPEL S.A. and ARIEMIL COMERCIAL DE PAPEL S.A. to MD PAPÉIS LTDA. for the amount, in Brazilian Reals, for VCP, of Thirty Two Million and Five Hundred Thousand US Dollars (USD 32,500,000.00), and b) to deliberate on vesting the Board of Executive Officers with authority to perform all acts and sign any documents as may be necessary for the consummation of the said transaction.

Adjournment, Drawing up, and Signature of the Minutes: There being no further business at this meeting, it was declared adjourned for the time required for writing these minutes, which was then read, checked, accepted and signed by all the attending parties. São Paulo, August 1st, 2007 - (signatures) José Roberto Ermírio de Moraes, Chairman of the Board. Fabio Ermírio de Moraes, Vice-Chairman of the Board. Carlos Ermírio de Moraes, Clóvis Ermírio de Moraes Scripilliti, José Luciano Duarte Penido, Directors.

I do hereby certify that this is a true copy of the original minutes kept with the company.

________________________________
EDUARDO LAVINI RUSSO

Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

VOTORANTIM PULP and PAPER INC.
(Registrant)
Date: 8/1/2007	By:	/s/ Valdir Roque
Name: Valdir Roque
Title: Chief Financial Officer